The Audit Committee for 2017 is comprised of five directors: Brian A. Hudson, Glenn R. Brooks, Luis A. Cortes, Jr., Lynda A. Messick and James R. Reske. The Audit Committee has adopted and is governed by a written charter. The Audit Committee has reviewed and discussed the audited financial statements with management. The Audit Committee has discussed with its independent public accounting firm PricewaterhouseCoopers LLP (PwC) the matters required to be discussed by Public Company Accounting Oversight Board Auditing Standard No. 16, Communications with Audit Committees, as modified, reorganized or supplemented. The Audit Committee has also received the written disclosures and the letter from PwC required by Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence and has discussed with PwC its independence.
Based on the review and discussion referred to above, the Audit Committee recommends to the Board of Directors that the audited financial statements be included in the FHLBank’s 2016 Annual Report on Form 10-K for filing with the Securities and Exchange Commission.
THE AUDIT COMMITTEE
Brian A. Hudson, Chair
Glenn R. Brooks, Vice Chair
Luis A. Cortes, Jr.
Lynda A. Messick
James R. Reske

March 9, 2017